Deloitte&                                         Exhibit 16(12)(ii)
  Touche LLP            Suite 3600                Telephone: (303) 292-5400
                        555 Seventeenth Street    Facsimile: (303) 312-4000
                        Denver, Colorado 80202-3942

November , 1997

Daily Cash Accumulation Fund
6803 So. Tucson Way
Englewood, CO 80112

Dear Sirs:

We have reviewed the Agreement and Plan of Reorganization between Daily Cash Accumulation Fund (DCAF) and Centennial Money Market Trust (CMMT) which is attached as Exhibit A of CMMT's Registration Statement under the Securities Act of 1933 on Form N-14 filed with the Securities and Exchange Commission on (the Agreement), concerning the acquisition by CMMT of substantially all of the assets of DCAF solely for voting shares of beneficial interest in CMMT, followed by the distribution of such shares in exchange for all of the outstanding shares of DCAF.

Section 368(a)(1)(C), IRC provides that, when determining whether the exchange is solely for stock, the assumption by CMMT of a liability of DCAF shall be disregarded.

The management of DCAF has represented to us that there is no plan or intention by any shareholder of DCAF who owns 5% or more of the outstanding shares of DCAF, and to the best of their knowledge, there is no plan or intention on the part of the remaining shareholders of DCAF to redeem, sell, exchange, or otherwise dispose of a number of CMMT shares received in the transaction that would reduce the shareholders' ownership of CMMT shares to a number of shares having a value, as of the Exchange Date, of less than 50 percent of the value of all of the formerly outstanding shares of DCAF as of the same date.

Management of each fund has further represented to us that, as of the date of the exchange, both CMMT and DCAF will qualify as regulated investment companies or will meet the diversification test of Section 368(a)(2)(F)(ii), IRC.

In our opinion, the federal tax consequences of the transaction, if carried out in the manner outlined in the Agreement and in accordance with the above representations, will be as follows:

1. The transactions contemplated by the Agreement will qualify as a tax-free "reorganization" within the meaning of Section 368(a)(1) of the Internal Revenue Code of 1986, as amended, and under the regulations promulgated thereunder.

2. DCAF and CMMT will each qualify as a "party to a reorganization" within the meaning of Section 368(b)(2).



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Daily Cash Accumulation Fund
November , 1997
Page 2

3. No gain or loss will be recognized by the shareholders of DCAF upon the distribution of shares of beneficial interest in CMMT to the shareholders of DCAF pursuant to Section 354.

4. Under Section 361(a) no gain or loss will be recognized by DCAF by reason of the transfer of its assets solely in exchange for shares of CMMT.

5. Under Section 1032 no gain or loss will be recognized by CMMT by reason of the transfer of DCAF's assets solely in exchange for shares of CMMT.

     6. The stockholders of DCAF will have the same tax basis and holding period for the shares of beneficial interest in CMMT that they receive as they had for the stock of DCAF that they previously held, pursuant to Sections 358(a) and 1223(l), respectively.

7. The securities transferred by DCAF to CMMT will have the same tax basis and holding period in the hands of CMMT as they had for DCAF, pursuant to Sections 362(b) and 1223(l), respectively.

Very truly yours,